SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

July 15, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event of the following organizational changes that have taken place within our subsidiaries, Pacífico Compañía de Seguros y Reaseguros, Credicorp Capital Ltd. (holding company of the Credicorp Capital Group), Credicorp Capital Servicios Financieros S.A.A., Credicorp Capital Perú S.A.A. and Prima AFP, all of which will become effective as of January 1, 2026:

1.
The meeting of the Board of Directors of Pacífico Compañía de Seguros y Reaseguros held on July 15 has accepted the resignation of Mr. Cesar Rivera Wilson from his position as CEO of the company and has appointed Mr. Eduardo Montero Dasso to take over the role.

2.
The respective meetings of the Boards of Directors of Credicorp Capital Ltd., Credicorp Capital Servicios Financieros S.A.A. and Credicorp Capital Perú S.A.A. held on July 15 have accepted the resignation of Mr. Eduardo Montero Dasso from his position as CEO of those companies and have appointed Mr. Galantino Gallo Quiroz to take over the role.

3.
The meeting of the Board of Directors of Prima AFP held on July 15 has accepted the resignation of Mr. Galantino Gallo Quiroz from his position as CEO of the company and has appointed Mr. Sergio Vélez Montes, current CFO of Mibanco Colombia, to take over the role.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2025

CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative